AB
4/5

SEC MAIL PROCESSING
RECEIVED
MAR 08 2012
WASH. D.C. 196 SECTION

12014188

AB
3/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Securities,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers L.L.P
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Clvs
3/26

OATH OR AFFIRMATION

I, Peter F Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Securities, LLC, as of March 2, 20 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY J. GINSBERG
NOTARY PUBLIC, State of New York
No. 01GI6048899
Qualified in Richmond County
Commission Expires October 02, 20 15

Notary Public

Signature

Financial & Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2011

Archipelago Securities, LLC
Index
December 31, 2011

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information	
Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II: Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III: Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Archipelago Securities, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Securities, LLC (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 2, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2011

($ in thousands)

Assets	
Cash and cash equivalents	$ 31,562
Receivables from clearing organizations	6,920
Receivables from related parties	11,499
Other assets	568
Total assets	$ 50,549
Liabilities and Member's Equity	
Liabilities	
Payables to brokers, dealers, and exchanges	$ 16,608
Payables to related parties	4,622
Income tax payable	4,893
Other payables	89
Total liabilities	26,212
Commitment and contingencies (Note 6)	--
Member's equity	24,337
Total liabilities and member's equity	$ 50,549

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Operations
Year Ended December 31, 2011

($ in thousands)

Revenues	
Routing fees	$ 165,265
Clearing fees	3,577
Activity assessment fees	16,743
Interest and other	308
Total revenues	185,893
Expenses	
Routing charges	164,853
Section 31 fees	16,743
Clearance, brokerage and other transaction expenses	3,568
General and administrative	406
Total expenses	185,570
Income before income tax provision	323
Income tax provision	125
Net income	$ 198

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

($ in thousands)

Balance at December 31, 2010	$	24,139
Net income		198
Balance at December 31, 2011	$	24,337

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2011

($ in thousands)

Cash flows from operating activities	
Net income	$ 198
Change assets and liabilities	
Increase in operating assets	
Receivables from clearing organizations	(29)
Receivables from related parties	(5,445)
Other assets	(99)
Decrease (increase) in operating liabilities	
Payables to brokers, dealers, and exchanges	10,179
Payables to related parties	(4,270)
Income tax payable	241
Net cash provided by operating activities	775
Net increase in cash and cash equivalents	775
Cash and cash equivalents	
Beginning of period	30,787
End of period	$ 31,562

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, Inc. (the "Parent" or "Member"), a Delaware corporation. Effective April 4, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and NYSE Arca, Inc. ("Arca") for trading of options. The Company primarily acts as a routing agent of ArcaEx, the New York Stock Exchange ("NYSE"), which is a wholly owned subsidiary of NYX, and PCX by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company also clears transactions on behalf of ArcaEx, Arca, NYSE, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2011, the cash held in banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2011 include $27,958 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned.

Securities Transactions

Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

Estimated Fair Value of Financial Instruments

The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of

($ in thousands)

financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables and payables) approximates their carrying value. When measuring fair value, the Company indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2011, our cash and cash equivalents of $31,562 that are classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. The Company has provided for income taxes as if the Company was filing separate returns for the year ended December 31, 2011.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a mark up of actual routing costs charged by other execution venues. For the year ended December 31, 2011, this fee totaled $165,265 of which $11,255 was receivable as of December 31, 2011.

The Company performs clearing services on behalf of affiliates. For the year ended December 31, 2011, the Company charged affiliates $3,577 for clearing services of which $244 was receivable as of December 31, 2011.

($ in thousands)

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

4. Income Taxes

The income tax provision for the year ended December 31, 2011 consisted of:

Current	
Federal	$ 106
State	19
Income tax provision	$ 125

The Company's effective tax rate differs from the federal statutory rate mainly due to the effects of state and local taxes. For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. Pursuant to a Tax Allocation Agreement with the Parent, the Company determines its tax expense principally on a separate company basis.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2011, the Company's net capital of $11,798 was $11,548 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

($ in thousands)

6. Legal Matters

On January 13, 2010, NYSE Arca, Inc. ("NYSE Arca"), of which the Company is an affiliated facility, self-reported an internal systems issue that occurred on January 11, 2010, resulting in approximately 78,000 erroneous executions. The systems issue arose due to the inadvertent running of a test systems script (designed to generate fictitious orders) in an open production environment, resulting in the Company obtaining proprietary positions in various securities (which it then traded out of, for a net loss of approximately $1.1 million). In the course of an inspection by the Office of Compliance Inspections and Examinations of the U.S. Securities and Exchange Commission ("OCIE"), NYSE Arca provided OCIE with extensive documents and information concerning the matter, and made presentations to SEC staff concerning the matter. On December 16, 2010, OCIE issued an inspection report finding significant financial and regulatory risks at both NYSE Arca and the Company in the areas of, among other things, systems controls and compliance, operational policies and procedures, and broker-dealer compliance. NYSE Arca submitted a written response to the inspection report on February 22, 2011. Based upon remedial and structural measures implemented since the systems issue occurred, NYSE Arca has informed OCIE that it disagrees with OCIE's conclusion that an independent consultant be retained in connection with the matter. The ultimate outcome of this matter cannot be predicted at this time.

In addition to the matters described above, the Company is from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of its business.

The Company does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its operating results or financial condition.

7. Subsequent Events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management for purpose of recognition or disclosure in these financial statements through March 2, 2012, the date that these financial statements were available to be issued.

Supplementary Information

Archipelago Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Schedule I

($ in thousands)

Net capital		
Total member's equity	$	24,337
Nonallowable assets, deductions and charges		
Receivables from related parties		11,499
Other assets		481
Total nonallowable assets, deductions and charges		11,980
Net capital before haircuts		12,357
Haircuts on cash equivalents		(559)
Net capital	$	11,798
Computation of basic net capital requirements		
Minimum net capital required	$	250
Excess net capital	$	11,548
Percentage of net capital to aggregate debits		N/A

There is no material difference between total member's equity on the statement of financial condition and the computation of net capital compared to our amended FOCUS filing on March 2, 2012.

Archipelago Securities, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule II

Credit Balances	
1. Free credit balances and other credit balances in customers' security accounts	$ -
2. Monies borrowed collateralized by securities carried for the accounts of customers	
3. Monies payable against customers' securities loaned	
4. Customers securities failed to receive	
5. Credit balances in firm accounts which are attributable to principal sales to customers	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	
7. Market value of short securities count differences over 30 calendar days old	
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or or the issuer during the 40 days	
10. Other (List)	
11. Total Credits	$ -
Debit Balances	
12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
14. Failed to deliver of customers' securities not older than 30 calendar days	
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	
16. Margin related to securitiy futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	
17. Other (List)	
18. Aggregate debit items	
19. Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))	
20. Total 15c3-3 Debits	
21. Excess of total debits over total credits	
22. Excess of total credits over total debits	
23. Required deposit	$ -

Archipelago Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 Schedule III

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	
A.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011 Part IIA FOCUS filing dated as of January 26, 2012.

pwc

SEC MAIL PROCESSING
RECEIVED
MAR 08 2012
WASH, D.C.
196 SECTION

To the Member of Archipelago Securities, LLC:

In planning and performing our audit of the financial statements of Archipelago Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Archipelago Securities, LLC, as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated December 31, 2011. We identified a material weakness related to the recording of routing fees and routing charges and the resulting associated receivables from related parties and payables to third party exchanges. Although the Company did have in place expense sharing arrangements with certain of its affiliates for its routing and clearing charges, such expenses, which represent the Company's liabilities to third parties were not recorded on the Company's financial statements. Such liabilities are funded through intercompany receivables resulting from the expense sharing arrangements, which are considered non allowable assets in the computation of net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we do not believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 2, 2012

pwc

Report of Independent Accountants

To the Member of Archipelago Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Archipelago Securities, LLC for the year ended December 31, 2011, which were agreed to by Archipelago Securities, LLC the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Archipelago Securities, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for Archipelago Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective prior year overpayment carried forward. No differences were noted.

2. Compared the Total Revenue amount reported on the audited Statement of Operations, adjusted for negative DTCC P&L expense, for the year ended December 31, 2011 to the Total revenue amount of $185,893,622 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction amount reported on page 2, item 2c(3), of Form SIPC-7 in the amount of $185,440,175, to the audited Statement of Operations, adjusted for negative DTCC P&L, of Archipelago Securities, LLC for the year ended December 31, 2011. No differences were noted.

    b. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, to the Oracle trial balance number 781094 of Archipelago Securities, LLC in the amount of $31,845. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $421,602 and $1,054, respectively of the Form SIPC-7. No differences were noted. It was noted a remaining credit of $7,970 has been carried forward from prior year, and as such the SIPC7 payment is zero.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2010 on which it was originally computed. Noting a difference of $1,038.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Archipelago Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 2, 2012